SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                                  1
                               (Amendment No.    )
                                             ---

                                SearchHelp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  8122 2P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                William Bozsnyak
                              c/o SearchHelp, Inc.
                               1055 Stewart Avenue
                               Bethpage, NY 11714
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                               - with copies to -

                            Ralph A. Siciliano, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                January 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
               ----

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

--------------------------                                 ---------------------
CUSIP No.  8122 2P 10 6                                      Page 2 of 5 Pages
           ------------
--------------------------                                 ---------------------


--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Debbie Seaman
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                          (a)
                                                                              --
                                                                          (b)
                                                                              --
          Inapplicable
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        SOURCES OF FUNDS

          00, founders shares
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                              --
--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER           3,139,225
      SHARES        ----- ------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER                 0
     OWNED BY       ----- ------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER      3,139,225
    REPORTING       ----- ------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSTIVE POWER             0
                    ----- ------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,225
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                  Inapplicable
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     20.75%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                 ---------------------
CUSIP No.  8122 2P 10 6                                      Page 3 of 5 Pages
           ------------
--------------------------                                 ---------------------

ITEM 1   SECURITY AND ISSUER
------   -------------------

         Title of Class of Securities
         ----------------------------

         Common Stock, $.0001 par value per share (the "Shares")

         Name and Address of Issuer
         --------------------------

         SearchHelp, Inc. (the "Issuer")
         1055 Stewart Avenue, Suite 12
         Bethpage, NY 11714

ITEM 2   IDENTITY AND BACKGROUND
------   -----------------------

    (a)  Debbie Seaman ("Ms. Seaman")

    (b)  SearchHelp, Inc.
         1055 Stewart Avenue, Suite 12
         Bethpage, NY 11714

    (c) Ms. Seaman is the President and Secretary of the Issuer whose address is set forth in Item 2(b) above.

    (d) During the past five years Ms. Seaman has not been convicted in a criminal proceeding.

    (e) During the past five years Ms. Seaman has not been a party to a civil proceeding as a result of which she is subject to a judgment, decree or final order enjoining her from or mandating activities subject to federal or state securities laws, or finding her in violation of such laws.

    (f)  United States of America.


ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------   -------------------------------------------------

         Inapplicable.

--------------------------                                 ---------------------
CUSIP No.  8122 2P 10 6                                      Page 4 of 5 Pages
           ------------
--------------------------                                 ---------------------

ITEM 4   PURPOSE OF TRANSACTION
------   ----------------------

The purpose of the transactions reported by this Schedule 13D is investment in the securities of the Issuer. Ms. Seaman does not have any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Ms. Seaman reserves the right to acquire or dispose of additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors. Other than as described above, Ms. Seaman does not have any plans or proposals which would result in any of the following:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b)  an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

    (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  any action similar to any of those enumerated above.

--------------------------                                 ---------------------
CUSIP No.  8122 2P 10 6                                      Page 5 of 5 Pages
           ------------
--------------------------                                 ---------------------

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER
------   ------------------------------------

    (a) As of the date of this Schedule 13-D, Ms. Seaman owns 3,139,225 Shares. Based upon a total of 15,130,000 shares of the Issuer's outstanding Common Stock outstanding as of January 22, 2003 (based upon information obtained from the Issuer's Registration Statement on Form SB-2), the shares which Ms. Seaman may be deemed to beneficially own represent approximately 20.75% of the Issuer's outstanding shares of Common Stock.

    (b) Ms. Seaman has sole power to dispose and direct the disposition of the 3,139,225 Shares owned by her as of the date hereof.

    (c)  None.

    (d)  Inapplicable.

    (e)  Inapplicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------    ---------------------------------------------------------------------


          None.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------


          None.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                February 3, 2003
                                                 ------------------------------
                                                                         (Dated)

                                                               /s/ Debbie Seaman
                                                 ------------------------------
                                                                     (Signature)

                                                 ------------------------------
                                                                         (Title)